                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                        North American Palladium, Ltd.
                        ------------------------------
                               (Name of Issuer)



                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                   656912102
                                   ---------
                                (CUSIP Number)



                               TAMARA R. WAGMAN
                           FREDERIC DORWART, LAWYERS
                                 Old City Hall
                            124 East Fourth Street
                             Tulsa, OK 74103-5010
                                (918) 583-9922
                          (918) 583-8251 (Facsimile)

                     -------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)



                                 March 2, 2001

                        -------------------------------
                     (Date of Event Which Required Filing)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

                               Page 1 of 6 Pages
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                                 SCHEDULE 13D
CUSIP No. 656912102
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON S.S. OR
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kaiser-Francis Oil Co.
      I.R.S. I.D. #73-1006655
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          28,430,319
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          28,430,319
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      28,430,319
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      56.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                               Page 2 of 6 Pages

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                                  SCHEDULE 13D


                      Filed by Kaiser-Francis Oil Company
                     In Connection with Transactions in the
                    Shares of North American Palladium, Ltd.
                    ----------------------------------------

Item 1.   Security and Issuer.
------    -------------------

          This statement relates to the common stock (the "Common Stock"), of North American Palladium, Ltd., a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

Item 2.   Identity and Background.
------    -----------------------

          (1)  General. GBK Corporation owns all of the issued and outstanding
               -------
               capital stock of Kaiser-Francis Oil Company ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.23% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation.

          (2)  GBK Corporation. GBK Corporation is a Delaware corporation, whose
               ---------------
               principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

                                6733 South Yale
                                Tulsa, Oklahoma 74136

               With respect to paragraphs (d) and (e) of this Item 2, none.

          (3) Kaiser-Francis Oil Company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                                6733 South Yale
                                Tulsa, Oklahoma 74136

               With respect to paragraphs (d) and (e) of this Item 2, none.

          (4) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:


                                President:                 George B. Kaiser
                                Executive Vice President:  James A. Willis
                                Chief Financial Officer:   Steven R. Berlin
                                Secretary:                 Frederic Dorwart
                                Treasurer:                 Reece A. Hembree
                                Director:                  George B. Kaiser

                             Page 3 of 6 Pages
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(5)       (a)  George B. Kaiser

          (b)  6733 South Yale
               Tulsa, OK 74136
          (c)  Independent Oil and Gas Producer
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(6)       (a)  James A. Willis

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Executive Vice President
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(7)       (a)  Steven R. Berlin

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Chief Financial Officer
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(8)       (a)  Frederic Dorwart

          (b)  Old City Hall
               124 East Fourth Street
               Tulsa, OK 74103-5010

                               Page 4 of 6 Pages
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          (c)  Law
               Old City Hall
               124 East Fourth Street
               Tulsa, OK 74103-5010

          (d)  No
          (e)  No

          (f)  United States of America

(9)       (a)  Reece A. Hembree

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Treasurer
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

Item 3.   Source or Amount of Funds or Other Consideration.
------    ------------------------------------------------

          The purchase price for the 13,157,895 shares was approximately $125,000,000 which came from the extinguishing of North American debt to Kaiser-Francis.

Item 4.   Purpose of Transaction.
------    ----------------------

          The purpose for the transaction was for the purchase of additional securities.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          The number of shares of North American beneficially owned by Kaiser-Francis is 28,430,319 which was recently increased by the following:
          (i) Kaiser-Francis purchased 13,157,895 common shares of North American under an equity offering described in a final prospectus ("Prospectus") dated October 6, 2000 which was filed with the securities commission in each province of Canada; (ii) Kaiser-Francis converted 10,000,000 Series A Preferred Shares including accrued and unpaid dividends into 12,510,998 common shares of North American in accordance with the terms of such shares which are described in the Prospectus; and, (iii) on November 14, 2000, in connection with the over-allotment option of the offering, Kaiser-Francis purchased 918,340 shares.

                               Page 5 of 6 Pages
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Item 6.   Contracts, Arrangements, or Understandings with Respect to Securities
------    ---------------------------------------------------------------------
          of Issuer.
          ---------

          Kaiser-Francis has agreed to guarantee a $90 million non-revolving term credit facility entered into by North American to finance and expansion project. North American pays Kaiser-Francis a fee of 0.5% per annum of amounts drawn for providing this guarantee.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

99.1      Credit and Guarantee Agreement, dated May 18, 2000.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    Signed:  /s/ Steven R. Berlin
                                             --------------------
                                             Steven R. Berlin,
                                             Vice President and
                                             Chief Financial Officer

                               Page 6 of 6 Pages